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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------



                                 SCHEDULE 14D-1


                       TENDER OFFER STATEMENT PURSUANT TO
             SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 2)





                         COMMUNITY CARE OF AMERICA, INC.
                            (NAME OF SUBJECT COMPANY)



                           IHS ACQUISITION XXVI, INC.
                          A WHOLLY OWNED SUBSIDIARY OF



                        INTEGRATED HEALTH SERVICES, INC.
                                    (Bidders)


                    COMMON STOCK, PAR VALUE $.0025 PER SHARE
                         (Title of Class of Securities)


                                    20363B 10


                      (CUSIP Number of Class of Securities)


                            MARSHALL A. ELKINS, ESQ.
                        INTEGRATED HEALTH SERVICES, INC.
                             10065 RED RUN BOULEVARD
                          OWINGS MILLS, MARYLAND 21117
                             TELEPHONE: 410-998-8400


            (Name, Address and Telephone Number of Person Authorized

           to Receive Notices and Communications on Behalf of Bidders)



                                   COPIES TO:




     Carl E. Kaplan, Esq.            Leslie A. Glew, Esq.
     Fulbright & Jaworski L.L.P.     Integrated Health Services, Inc.
     666 Fifth Avenue                10065 Red Run Boulevard
     New York, New York 10103        Owings Mills, Maryland 21117
     Telephone: (212) 318-3000       Telephone: (410) 998-8400

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


     This Amendment No. 2 (this "Amendment") is filed to supplement and amend the information set forth in the Tender Offer Statement on Schedule 14D-1 filed by Integrated Health Services, Inc., a Delaware corporation ("IHS"), and IHS Acquisition XXVI, Inc., a Delaware corporation and a wholly-owned subsidiary of IHS (the "Purchaser"), on August 7, 1997, as amended by Amendment No. 1 filed September 8, 1997 (as amended, the "Schedule 14D-1"), with respect to the shares of Common Stock, par value $.0025 per share, of Community Care of America, Inc., a Delaware corporation (the "Company"). Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Schedule 14D-1, including the Offer to Purchase attached as Exhibit (a)(1) thereto.


ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The  information  set  forth  in  paragraphs  (a)  and (b) of Item 4 of the
Schedule 14D-1 is hereby amended and supplemented by the following information:

     On September 15, 1997, IHS entered into a $1.75 billion revolving credit and term loan facility with Citibank, N.A., as Administrative Agent, and certain other lenders (the "New Credit Facility") to replace its existing $700 million revolving credit facility. The New Credit Facility consists of a $750 million term loan facility (the "Term Facility") and a $1 billion revolving credit facility, including a $100 million letter of credit subfacility and a $10 million swing line subfacility (the "Revolving Facility"). The Term Facility, all of which was borrowed on September 17, 1997, matures on December 31, 2004 and will be amortized beginning December 31, 1998 as follows: 1998 - $7.5 million; each of 1999, 2000, 2001 and 2002 - $7.5 million (payable in equal quarterly installments); 2003 - $337.5 million (payable in equal quarterly installments); and 2004 - $375 million (payable in equal quarterly installments). Any unpaid balance will be due on the maturity date. The Term Facility will bear interest at a rate equal to, at the option of IHS, either (i) in the case of Eurodollar loans, the sum of (x) one and three-quarters percent or two percent (depending on the ratio of IHS' Debt (as defined in the New Credit Facility) to earnings before interest, taxes, depreciation, amortization and rent, pro forma for any acquisitions or divestitures during the measurement period (the "Debt/EBITDAR Ratio")) and (y) the interest rate in the London interbank market for loans in an amount substantially equal to the amount of borrowing and for the period of borrowing selected by IHS or (ii) the sum of (a) the higher of (1) Citibank, N.A.'s base rate or (2) one percent plus the latest overnight federal funds rate plus (b) a margin of one-half percent or three-quarters of one percent (depending on the Debt/EBITDAR Ratio). The Term Facility can be prepaid at any time in whole or in part without penalty.

     The Revolving Facility will reduce to $800 million on September 30, 2001 and $500 million on September 30, 2002, with a final maturity on September 15, 2004; however, the $100 million letter of credit subfacility and $10 million swing line subfacility will remain at $100 million and $10 million, respectively, until final maturity. The Revolving Facility will bear interest at a rate equal to, at the option of IHS, either (i) in the case of Eurodollar loans,  the  sum of (x)  between  three-quarters  of one  percent  and  one  and three-quarters  percent  (depending  on the  Debt/EBITDAR  Ratio)  and  (y)  the interest rate in the London interbank market for loans in an amount substantially equal to the amount of borrowing and for the period of borrowing selected by IHS or (ii) the sum of (a) the higher of (1) Citibank, N.A.'s base rate or (2) one percent plus the latest overnight federal funds rate plus (b) a margin of between zero percent and one-half percent (depending on the Debt/EBITDAR Ratio). Amounts repaid under the Revolving Facility may be reborrowed prior to the maturity date.


     The New Credit Facility limits IHS' ability to incur indebtedness or contingent obligations, to make additional acquisitions, to sell or dispose of assets, to create or incur liens on assets, to pay dividends, to purchase or redeem IHS' stock and to merge or consolidate with any other person. In addition, the New Credit Facility requires that IHS meet certain financial ratios, and provides the banks with the right to require the payment of all amounts outstanding under the facility, and to terminate all commitments under the facility, if there is a change in control of IHS or if any person other than Dr. Robert N. Elkins, IHS' Chairman and Chief Executive Officer, or a group managed by Dr. Elkins, owns more than 40% of IHS' stock. The New Credit Facility is guaranteed by all of IHS' subsidiaries (other than inactive subsidiaries) and secured by a pledge of all of the stock of substantially all of IHS' subsidiaries.

     The New Credit Facility replaced IHS' $700 million credit facility (the "Prior Credit Facility"). As a result, IHS anticipates that it will record an extraordinary loss on extinguishment of debt of approximately $2.4 million (net of related tax benefit of approximately $1.6 million) in the third quarter of 1997 resulting from the write-off of deferred financing costs of $4.0 million related to the Prior Credit Facility.

     IHS intends to use the proceeds from the Term Facility, as well as the proceeds from its sale of $500 million principal amount of its 9 1/4% Senior Subordinated Notes due 2008, to pay the purchase price for the shares of the Company's Common Stock tendered in the Offer.


ITEM 10. ADDITIONAL INFORMATION.

Item 10(f) of the Schedule 14D-1 is hereby supplemented and amended by adding the following information thereto:

     The Expiration Date of the Offer, as extended, which was scheduled for 5:00 p.m., New York City time on Thursday, September 18, 1997, has been extended to 5:00 p.m., New York City time on Thursday, September 25, 1997, unless the Offer is further extended.

     In addition, on September 18, 1997, IHS issued a press release announcing the extension of the Expiration Date.



ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.


     (a)(9). Press Release dated September 18, 1997, issued by Integrated Health Services, Inc.

     (b)(2). $1,750,000,000 Revolving Credit and Term Loan Agreement, dated as of September 15, 1997, among Integrated Health Services, Inc., the lenders named therein, Citibank, N.A., as administrative agent, The Toronto-Dominion Bank, as documentation agent, and Citicorp Securities, Inc., as arranger (incorporated by reference to Exhibit 10 to the Current Report on Form 8-K, dated September 15, 1997, of Integrated Health Services, Inc.).

                                  SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated: September 22, 1997


                           IHS ACQUISITION XXVI, INC.



                           By     /s/ Brian Davidson
                                  ------------------------------------
                           Name:  Brian Davidson
                           Title: Executive Vice President-Development


                           INTEGRATED HEALTH SERVICES, INC.



                           By     /s/ Brian Davidson
                                  ------------------------------------
                           Name:  Brian Davidson
                           Title: Executive Vice President-Development

                                 EXHIBIT INDEX



EXHIBIT
  NO.                                DESCRIPTION
--------   ---------------------------------------------------------------------
(a)(9)      Press Release, dated September 18, 1997, issued by Integrated Health
            Services, Inc.

(b)(2)      $1,750,000,000 Revolving Credit and Term Loan Agreement, dated as of
            September 15, 1997,  among  Integrated  Health  Services,  Inc., the lenders named therein,  Citibank, N.A., as administrative agent, The
            Toronto-Dominion   Bank,  as   documentation   agent,  and  Citicorp
            Securities,  Inc., as arranger (incorporated by reference to Exhibit
            10 to the Current Report on Form 8-K,  dated  September 15, 1997, of
            Integrated Health Services, Inc.).




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